TSX:IRC NR 06-18
September 25, 2006

IRC EXPECTS US$11 TO US$12 MILLION

IN REVENUES DURING THE SECOND HALF OF 2006

DENVER, COLORADO – September 25, 2006 - International Royalty Corporation (TSX: IRC) (the "Company" or “IRC”) is pleased to provide revenue estimates for its Voisey’s Bay and gold royalties.  Based on metal prices received during the first two quarters and estimates for the remaining two quarters of 2006, and subject to the various assumptions set out herein, IRC expects that the total revenues to be recognized during calendar year 2006 will be between US$14.0 and US$16.0 millon* of which approximately US$2.5 million was received during the first half of the year.  These projections assume that an average price of US$600 per ounce gold and US$10.00 per pound nickel are received during the year. Projected revenues include the payments made to date representing the initial 2005 Voisey’s Bay production, an estimate of the revenue to be recognized representing production from Voisey’s Bay during the first two quarters of 2006, as well as revenues recognized and estimated to be recognized during 2006 from IRC’s gold royalties.

All estimates herein are based on publicly released production projections made by the operators on projects in which IRC holds royalties including Inco Limited (“Inco”), Mercator Gold PLC (“Mercator”), Saracen Mineral Holdings Limited (“Saracen”), St Barbara Limited (“St Barbara”), Goldbelt Resources Ltd (“Goldbelt”), Teck Cominco Limited (“Teck Cominco”) and Barrick Gold Corporation (“Barrick”),  as well as each operator’s interpretations of the royalty contract terms.  IRC relies on each operator’s publicly disclosed rated production capacities when making these estimates.

Voisey’s Bay Royalty

The following table presents the Company’s estimate at varying nickel price assumptions of the revenue corresponding to the 2006 mine production at Voisey’s Bay which are expected to be recognized in third and fourth quarters of 2006 and the first and second quarters of 2007.

Voisey’s Bay  Royalty Revenue Estimates

Corresponding to 2006 Mine Production

Which will be Recognized in Q3, Q4 – 2006 and Q1, Q2 – 2007

Nickel Price Assumptions	IRC Revenues* US$ millions
$7.50/lb	$22
$10.00/lb	$29
$12.50/lb	$35

*Assumes a constant US$3.00 per pound copper and US$15.00 per pound cobalt prices.  Revenue estimates are before the 20% Labrador Mineral Royalty tax.

IRC’s 2006 calendar-year production projections for the Voisey’s Bay mine assume Inco’s original forecasted refined metal production of 120 million pounds nickel, 65 million pounds of copper and 2.9 million pounds of cobalt. No adjustment has been made to these projections to reflect the impact of the strike at Voisey’s Bay.  The strike began in late July 2006 and mining and processing have been halted.  On September 23rd, INCO and the Union announced that a tentative settlement had been reached.  Inco has not provided revised production estimates but it is anticipated that the royalty revenues will be lower than the projections contained herein due to production disruptions from the strike..

The timing of Voisey’s Bay royalty revenues reflects the lag between mining and delivery of the concentrates to the smelters.  IRC expects to recognize the royalty revenues corresponding to the 2006 mine production over four quarters, beginning in the third quarter of 2006.  Effectively all of the Voisey’s Bay royalty revenues to date have been derived from 2005 production.

Gold Royalties

IRC’s current gold royalty revenues are derived from two producing operations.  All gold revenue estimates below are based on a full year of production.

IRC Producing Gold Royalties

Annualized Revenue Estimates for 2006

Royalty	Operator	IRC’s NSR	Estimated Revenues to IRC(US$ millions)
			Gold Price Assumption $500/oz	Gold Price Assumption $600/oz
Williams Mine	Teck Cominco, Barrick	0.25%	$0.30	$0.40
Southern Cross	St Barbara	1.50%	$0.75*	$0.90*

*  IRC expects to twice this amount during a full year of production.

During the past quarter, four of IRC’s royalty operators have announced their intention to proceed with the development of their mines, bringing the potential total to six producing gold royalties by 2008.  The following table reflects projected annual revenue when and if the projects go into production.

IRC Development Stage Gold Royalties

Annual Revenue Estimates

Royalty	Operator	IRC’s NSR	Estimated Revenues to IRC(US$ millions)
			Gold Price Assumption $500/oz	Gold Price Assumption $600/oz
Gwalia Deeps	St Barbara	1.50%	$1.85	$2.25
Belahouro	Goldbelt	2.50%	$1.85	$2.25
Meekatharra	Mercator	1.50%	$1.30	$1.35
South Laverton	Saracen	1.50%	$0.60	$0.80

In addition, IRC owns other gold royalties that range from early-stage exploration to feasibility stage.  These earlier stage royalties have not been included in IRC’s revenue forecasts.

Qualified Person

The disclosure contained in this press release has been reviewed by Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC’s estimated revenues for the calendar year 2006 from (i) the Voisey’s Bay royalty, and (ii) IRC’s gold producing royalties and (iii) IRC’s development-stage gold royalties.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, nickel and gold, (ii) interpretation of royalty contract terms, (iii) accuracy of the operators’ projections and IRC’s interest, (iv) operators’ rated production capacities, (v) the mine developers’ ability to finance, receive permits for, obtain equipment, construct and operate the mines, (vi) the effects of weather; operating hazards; adverse geological conditions and global warming (vii) strikes including the impact of the Voisey’s Bay strike on production, work stoppages; availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it can not independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

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